FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . .0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person D. Michael Steele	2. Date of Event Requiring Statement (Month/Day/Year) 11/11/2002	4. Issuer Name and Ticker or Trading Symbol Flanders Corporation (FLDR)
(First) (Middle) (Last) 2399 26th Avenue North	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5) Relationship of Reporting Person(s) to Issuer (Check all applicable) __X__ Director _____ 10% Owner _____ Officer _____ Other	6. If Amendment, Date of Original (Month/Day/Year)
(Street) St. Petersburg, Florida 33713			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,000	D

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares		Indirect (I) (Instr. 5)
Option to Buy	11/11/2002	11/11/2007*	Common Stock	50,000	$1.70	D

Explanation of Responses:

*Expiration date is November 11, 2007, or within ninety (90) days of termination of directorship with Flanders Corporation, whichever occurs sooner.

SIGNATURE OF REPORTING PERSON

        /s/ D. Michael Steele

___________________________

Date:  1/16/2003